EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(unaudited)

 (In millions except ratio)

Nine Months Ended September 30, 2000 - - - - - - - - - - - - -
Fixed charges:
Interest expense	$364
Distributions on preferred securities of subsidiary trusts, net of income taxes	20
Estimated interest portion of rents	23 - - - - - - - - - - - - -
Total fixed charges	$407 = = = = = = = = =

Income:
Income before income taxes and distributions on preferred securities of subsidiary trusts	$805
Fixed charges *	387
Adjusted income	$1,192 = = = = = = = = =

Ratio of income to fixed charges	2.93 = = = = = = = = =

* Adjusted to exclude distributions on preferred securities of subsidiary trusts, net of income taxes.